Morgan Stanley & Co. LLC
1585 Broadway
New York, New York 10036

Barclays Capital Inc.
745 Seventh Avenue
New York, New York 10019

Deutsche Bank Securities Inc.
60 Wall Street
New York, NY 10005

October 25, 2016

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Amanda Ravitz
Caleb French
Daniel Morris
Dennis Hult
Kate Tillan

Re:	Quantenna Communications, Inc.
Registration Statement on Form S-1 (File No. 333-213871)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Quantenna Communications, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM, Eastern Time, on October 27, 2016, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Wilson Sonsini Goodrich & Rosati, P.C., request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated October 17, 2016:

(i)	Dates of distribution: October 17, 2016 through the date hereof

(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 6

(iii)	Number of prospectuses furnished to investors: approximately 2,338

(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 412

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,
MORGAN STANLEY & CO. LLC BARCLAYS CAPITAL INC. DEUTSCHE BANK SECURITIES INC. Acting severally on behalf of themselves and the several Underwriters
MORGAN STANLEY & CO. LLC
By:	/s/ Rohan Mehra
	Name:	Rohan Mehra
	Title:	Vice President

BARCLAYS CAPITAL INC.
By:	/s/ Victoria Hale
	Name:	Victoria Hale
	Title:	Vice President

DEUTSCHE BANK SECURITIES INC.
By:	/s/ Young Kim
	Name:	Young Kim
	Title:	Managing Director

By:	/s/ Pedro Bollmann
	Name:	Pedro Bollmann
	Title:	Director

[Signature page to Underwriters' Acceleration Request]